Mail Stop 3628

November 16, 2009

Also via facsimile (919-719-6370)

Shah Capital Management
8601 Six Forks Road, Suite 630
Raleigh, NC 27615

   Re: **China Yuchai International Limited**
      Schedule 13D of Shah Capital Management
      Filed on November 24, 2008, as amended on December 31, 2008
      File No. 005-52249

Ladies and Gentlemen:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Purpose of Transaction

1. Disclosures made by the issuer indicate that, following the most recent amendment to your Schedule 13D, you have engaged in activities designed to change the issuer's board of directors and bylaws. If so, please advise why you have not amended your Schedule 13D accordingly.

Item 5. Interest in Securities of the Issuer

2.   You have not described any transactions in the subject securities in your
        Schedule 13D, as amended. Please advise.

3.   In your filings on Form 13F made following the most recent amendment to your
        Schedule 13D, you have reflected increases and decreases in your holdings of the
        issuer's common stock. In view of the apparent activities noted above, please tell
        us why you believe an amendment to your Schedule 13D was not required to
        reflect these changes. We note that acquisitions and dispositions of less than one
        percent of the class of securities may be material, depending on the facts and
        circumstances. See Rule 13d-2(a) of Regulation 13D-G.

                        *   *   *   *   *

        Please respond within 10 business days. You should provide us with marked
copies of any amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the filing person and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the filing person acknowledging that:

   ·   the filing person is responsible for the adequacy and accuracy of the
        disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and

   ·   the filing person may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of
        the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions